Exhibit 99.2

FORM OF NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS

LIGHTING SCIENCE GROUP CORPORATION

Dear Stockholder:

This notice is being distributed by Lighting Science Group Corporation (the “Company”) to all holders of record (“Holders”) of shares of the Company’s common stock, 6% Convertible Preferred Stock, Series B Preferred Stock and warrants to purchase its common stock, as of January 15, 2010 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase units of the Company’s securities (the “Units”). Each Unit will consist of one share of Series D Non-Convertible Preferred Stock (the “Series D Preferred Stock”) and that portion of a warrant (the “Warrant”) representing the right to purchase one share of the Company’s common stock at an exercise price of $6.00 per share. The Subscription Rights, Series D Preferred Stock and Warrants are described in the Company’s Prospectus, dated January     , 2010 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of up to 25,268,193 Units consisting of an aggregate of 25,268,193 shares of Series D Preferred Stock and Warrants representing the right to purchase up to an aggregate of 25,268,193 shares of common stock.

The Subscription Rights may be exercised at any time during the subscription period, which commences on January 20, 2010 and ends at 5:00 p.m., New York City time, on February 19, 2010, unless extended by the board of directors of the Company (as may be extended, the “Expiration Date”). No fractional Subscription Rights or cash in lieu thereof will be issued or paid. If applicable, the number of Subscription Rights distributed to each Holder will be rounded down to the nearest whole number in order to avoid issuing fractional Subscription Rights. Further, no fractional Units will be issued in the Rights Offering. If a Holder’s Subscription Rights will allow him or her to purchase a fractional Unit, he or she may exercise his or her Subscription Rights only by rounding down to and paying for the nearest whole Unit or by paying for any lesser number of whole Units.

As described in the accompanying Prospectus, each whole Subscription Right is exercisable, upon payment of $1.006 in cash (the “Subscription Price”), to purchase 1.8 Units (the “Basic Subscription Right”). Subject to applicable law, each Holder will receive one Subscription Right for each share of common stock held by such Holder or issuable to such Holder upon the conversion or exercise of 6% Convertible Preferred Stock, Series B Preferred Stock or warrants on the Record Date. Holders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-Subscription Rights”). The Over-Subscription Rights allow each Holder to subscribe for an additional amount equal to up to 200% of the Units for which such Holder was otherwise entitled to subscribe. If an insufficient number of Units are available to satisfy fully the Over-Subscription Right requests, the available Units will be distributed proportionately among Holders who exercised their Over-Subscription Rights based on the number of unsubscribed Units each Holder subscribed for under the Over-Subscription Right.

The Subscription Rights are evidenced by non-transferable subscription rights certificates (the “Subscription Certificates”).

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Certificate;

3.	Instructions as to Use of Non-Transferable Subscription Rights Certificates; and

4.	A return envelope addressed to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”).

Your prompt attention is requested. To exercise your Subscription Rights, you should properly complete and sign the Subscription Certificate and forward it, with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Right to the Subscription Agent, as indicated on the Subscription Certificate and in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.

A Holder cannot revoke the exercise of its Subscription Rights. Subscription Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire without value.

Any questions or requests for assistance concerning the Rights Offering should be directed to the Company at (321) 779-5542 or ROSD@lsgc.com.

Very truly yours,

Lighting Science Group Corporation

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